Filed pursuant to Rule 424(b)(5)
                                              Registration No. 33-52695


PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED NOVEMBER 15, 1995)

                                  $150,000,000
                            PAINE WEBBER GROUP INC.
                             7 5/8% NOTES DUE 2008
                                  ------------

    Interest on the Notes will accrue from October 11, 1996 and will be payable semi-annually on April 15 and October 15, beginning April 15, 1997.

    The Notes will mature on October 15, 2008 and are not redeemable prior to maturity.

                                  ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE PROSPECTUS. ANY REPRESENTATION          TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.

                                         Price                Underwriting              Proceeds
                                           to                Discounts and                 to
                                       Public(1)              Commissions            Company(1)(2)
Per Note..........................       99.905%                 .650%                  99.255%
Total.............................     $149,857,500             $975,000              $148,882,500

(1) Plus accrued interest, if any, from October 11, 1996 to date of delivery.

(2) Before deducting expenses payable by Paine Webber Group Inc. (the "Company") estimated to be $90,000. See "Underwriting."

                                  ------------

    The Notes are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made in New York, New York, on or about October 11, 1996.

    This Prospectus Supplement and the accompanying Prospectus may be used by the Company, PaineWebber Incorporated ("PaineWebber") or other affiliates of the Company in connection with offers and sales related to secondary market transactions in the Notes at negotiated prices related to prevailing market prices at the time of sale or otherwise. PaineWebber or such other Company affiliates may act as principal or agent in such transactions.

                              -------------------

                            PAINEWEBBER INCORPORATED

                              -------------------

           The date of this Prospectus Supplement is October 8, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY OR OTHER SECURITIES OF PAINE WEBBER GROUP INC. AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN ANY OVER-THE-COUNTER MARKET OR OTHERWISE AND, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

    Paine Webber Group Inc. is a holding company which, together with its operating subsidiaries, forms one of the largest full-service securities and commodities firms in the industry. Founded in 1879, the Company employs approximately 15,800 people in 302 offices worldwide.

    The Company's principal line of business is to serve the investment and capital needs of individual, corporate, institutional and public agency clients through its broker-dealer subsidiary, PaineWebber, and other specialized subsidiaries. The Company holds memberships in all major securities and commodities exchanges in the United States, and makes a market in many securities traded on Nasdaq National Market or on other over-the-counter markets. Additionally, PaineWebber is a primary dealer in U.S. government securities.

    The Company is comprised of interrelated business groups, including Research, the Private Client Group, the Municipal Securities Group, Investment Banking, Asset Management, Global Fixed Income and Commercial Real Estate, and Global Equities and Transaction Services, which utilize common operational and administrative personnel and facilities.

    The Research Group provides investment advice to institutional and individual investors, and other business areas of the Company, on approximately 890 companies in 62 industry sectors.

    The Private Client Group consists primarily of a domestic branch office system and consumer product groups through which PaineWebber and certain other subsidiaries provide clients with financial services and products, including the purchase and sale of securities, option contracts, commodity and financial futures contracts, fixed income instruments, mutual funds, trusts and selected insurance products. The Company may act as a principal or agent in providing these services. Fees charged vary according to the size and complexity of a transaction, and the activity level of a client's account.

    The Municipal Securities Group originates, underwrites, sells and trades taxable and tax-exempt issues for municipal and public agency clients.

    Through the Investment Banking group, the Company provides financial advice to, and raises capital for, a broad range of domestic and international corporate clients. Investment Banking manages and underwrites public and private offerings, participates as an underwriter in syndicates of public offerings managed by others, and provides advice in connection with mergers and acquisitions, restructurings and recapitalizations.

    The Asset Management group is comprised of Mitchell Hutchins Asset Management Inc. ("MHAM"), Mitchell Hutchins Institutional Investors Inc. ("MHII") and Mitchell Hutchins Investment Advisory division ("MHIA"). MHAM and MHII provide investment advisory and portfolio management services to individuals and mutual funds. MHIA provides portfolio management services to individuals, trusts and institutions.

    Through the Global Fixed Income and Global Equities groups, the Company places securities for, and executes trades on behalf of, institutional clients both domestically and internationally. In addition, the Company takes positions in both listed and over-the-counter equity securities and fixed income securities to facilitate client transactions or for the Company's own account.

    The Commercial Real Estate group provides a full range of capital market services to real estate clients, including underwriting of debt and equity securities, principal lending activity, debt restructuring, property sales and bulk sales services, and a broad range of other advisory services.

    The Transaction Services Group includes correspondent services, prime brokerage and securities lending businesses, and specialist trading. Through Correspondent Services Corporation, the Company provides execution and clearing services to broker-dealers in the U.S. and overseas. The Company also acts as a specialist responsible for executing transactions and maintaining an orderly market in certain securities.

    The Company's businesses operate in one of the nation's most highly regulated industries. Violations of applicable regulations can result in the revocation of broker-dealer licenses, the imposition of censures or fines, and the suspension or expulsion of a firm. The Company's businesses are regulated by various agencies, including the Securities and Exchange Commission, The New York Stock Exchange, Inc., the Commodity Futures Trading Commission and the National Association of Securities Dealers, Inc. (the "NASD").

    The Company's principal executive offices are located at 1285 Avenue of the Americas, New York, New York 10019 (Telephone: (212) 713-2000).

    For purposes of the foregoing description, all references to the "Company" refer collectively to Paine Webber Group Inc. and its operating subsidiaries, unless the context otherwise requires.

                                USE OF PROCEEDS

    The net proceeds, after payment of underwriting discounts and expenses, from the sale of the Notes offered hereby, estimated to be approximately $148,792,500, will be used by the Company for general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of the Company at June 30, 1996, and as adjusted to reflect the sale of the Notes offered hereby.

                                                                            JUNE 30, 1996
                                                                      -------------------------
                                                                        ACTUAL      AS ADJUSTED
                                                                      ----------    -----------
                                                                        (IN THOUSANDS EXCEPT
                                                                               SHARES)
Long-Term Debt(1):
  Medium-Term Senior Notes.........................................   $  688,575    $   688,575
  Medium-Term Subordinated Notes...................................      282,150        282,150
  7% Notes Due March 1, 2000.......................................      199,712        199,712
  6 1/4% Notes Due June 15, 1998...................................      199,743        199,743
  6 1/2% Notes Due November 1, 2005................................      199,425        199,425
  7 5/8% Notes Due February 15, 2014...............................      199,286        199,286
  7 3/4% Subordinated Notes Due September 1, 2002..................      170,706        170,706
  9 1/4% Notes Due December 15, 2001...............................      150,000        150,000
  8 7/8% Notes Due March 15, 2005..................................      116,485        116,485
  7 7/8% Notes Due February 15, 2003...............................       99,972         99,972
  Convertible Debentures...........................................       14,719         14,719
  Zero Coupon Bonds................................................       21,225         21,225
  8 1/4% Notes Due May 1, 2002.....................................      115,620        115,620
  6 3/4% Notes Due February 1, 2006................................       94,688         94,688
  7 5/8% Notes Due October 15, 2008 offered hereby.................       --            149,858
Redeemable Preferred Stock.........................................      187,208        187,208
Stockholders' Equity:
  Convertible Preferred Stock......................................      100,000        100,000
  Common Stock, $1 par value, 200,000,000 shares authorized;
   105,420,742 shares issued at June 30, 1996......................      105,421        105,421
  Additional Paid-in Capital.......................................      840,805        840,805
  Retained Earnings................................................      874,584        874,584
  Common Stock held in Treasury, at cost: 12,376,960 shares at June
   30, 1996........................................................     (254,834)      (254,834)
  Unamortized Cost of Restricted Stock Awards......................      (38,788)       (38,788)
  Foreign Currency Translation Adjustment..........................       (2,813)        (2,813)
                                                                      ----------    -----------
Total Capitalization...............................................   $4,363,889    $ 4,513,747
                                                                      ----------    -----------
                                                                      ----------    -----------

------------

(1) In addition to the indebtedness shown in the foregoing table, the Company and its consolidated subsidiaries had outstanding at June 30, 1996, short-term bank loans totalling $503,960,000, and commercial paper totalling $725,512,000.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated.

                                        SIX MONTHS
   FISCAL YEAR ENDED DECEMBER 31          ENDED
------------------------------------     JUNE 30
1991    1992    1993    1994    1995       1996
----    ----    ----    ----    ----    ----------
 1.2    1.4     1.3     1.0     1.1         1.3

    For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of earnings before taxes on income and fixed charges and "fixed charges" consist of interest expense incurred on securities sold under repurchase agreements, short-term and long-term borrowings and that portion of rental expense estimated to be representative of the interest factor.

                              DESCRIPTION OF NOTES

    The Notes are entitled 7 5/8% Notes Due 2008, are unsecured, and will be issued as a series of Senior Securities under an Indenture dated as of March 15, 1988, as amended by a supplemental indenture dated as of September 22, 1989, and by a supplemental indenture dated as of March 22, 1991, between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee (the "Trustee"), which is more fully described in the accompanying Prospectus (as so amended, the "Indenture"). The statements under this caption are brief summaries of certain provisions of the Notes, do not purport to be complete, and are qualified in their entirety by reference to the Notes and the description of the general terms and provisions of the Securities set forth under the caption "Description of Securities" in the accompanying Prospectus.

GENERAL

    The Notes will be limited to $150,000,000 aggregate principal amount, will be issued in fully registered form only in denominations of $1,000 and any integral multiple thereof, and will mature on October 15, 2008. The Notes are not redeemable by the Company prior to maturity.

    The principal and interest on the Notes will be payable and the Notes may be transferred or exchanged at the principal corporate trust office of the Trustee in the Borough of Manhattan, The City of New York, or at such other places as may be designated pursuant to the Indenture, provided that payment of interest may be made at the option of the Company by check mailed to registered holders. The Notes may be transferred or exchanged, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.

INTEREST

    Interest on the Notes will accrue from October 11, 1996 at the rate of 7 5/8% per annum and will be payable semi-annually on April 15 and October 15 of each year, beginning April 15, 1997, to the persons in whose names the Notes are registered at the close of business on the next preceding April 1 and October 1, and may be paid by checks mailed to such persons.

CERTAIN RESTRICTIVE PROVISIONS

    The provisions set forth under the caption "Description of Securities--Certain Restrictive Provisions" in the accompanying Prospectus will apply to the Notes.

DEFEASANCE

    The Notes will be subject to defeasance as set forth under the caption "Description of Securities-- Defeasance" in the accompanying Prospectus.

INFORMATION CONCERNING THE TRUSTEE

    The Chase Manhattan Bank, Trustee under the Indenture, is a depositary for funds and performs other services for, and transacts other banking business with, the Company in the normal course of business.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement, the Company has agreed to sell to PaineWebber, the sole Underwriter, and the Underwriter has agreed to purchase from the Company the entire $150,000,000 aggregate principal amount of the Notes. The Company has been advised by the Underwriter that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The Underwriter may allow and such dealers may reallow a concession not in excess of 0.25% of such principal amount. After the initial public offering, the public offering price and such concessions may be changed.

    The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriter that it presently intends to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriter is not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriter. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of any such trading market.

    The Underwriter is a wholly owned subsidiary of the Company. The underwriting of the Notes offered hereby will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the NASD.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments which the Underwriter may be required to make in respect thereof.

                                    EXPERTS

    The consolidated financial statements of the Company for the year ended December 31, 1995, incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated in the accompanying Prospectus by reference. Such consolidated financial statements are incorporated in the accompanying Prospectus by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===========================================     ================================
-------------------------------------------     --------------------------------

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATION NOT CONTAINED IN THIS            [PAINE WEBBER LOGO]
PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND,
IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED BY PAINE WEBBER GROUP
INC. OR THE UNDERWRITER. THIS PROSPECTUS                    $150,000,000
SUPPLEMENT AND THE PROSPECTUS DO NOT
CONSTITUTE AN OFFER TO SELL OR A SOLICITATION
OF AN OFFER TO BUY ANY OF THE SECURITIES
OFFERED HEREBY IN ANY JURISDICTION TO ANY
PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH
OFFER OR SOLICITATION IN SUCH JURISDICTION.
THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT
AND THE PROSPECTUS AT ANY TIME DOES NOT IMPLY            PAINE WEBBER GROUP INC.
THAT THE INFORMATION THEY CONTAIN IS CORRECT
AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE
DATES.

          -------------------                             7 5/8% NOTES DUE 2008

           TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Supplement
  The Company.........................    S-2
  Use of Proceeds.....................    S-3            -------------------
  Capitalization......................    S-4           PROSPECTUS SUPPLEMENT
  Ratio of Earnings to Fixed                             -------------------
   Charges............................    S-5
  Description of Notes................    S-5
  Underwriting........................    S-6
  Experts.............................    S-6
Prospectus
  Available Information...............      2          PAINEWEBBER INCORPORATED
  Documents Incorporated
    by Reference......................      2
  The Company.........................      3
  Use of Proceeds.....................      4
  Ratio of Earnings to Fixed
   Charges............................      4
  Description of Securities...........      4          -------------------
  ERISA Matters.......................     16
  Plan of Distribution................     17
  Limitations on Issuance of Bearer
   Securities.........................     18
  Legal Matters.......................     18
  Experts.............................     19            October 8, 1996

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-------------------------------------------     --------------------------------